NO ACT

PE
4-13-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11007316

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-09-2011

May 9, 2011

Jeannette L. Knudsen
Vice President, General Counsel and
Corporate Secretary
The J.M. Smucker Company
Strawberry Lane
Orrville, OH 44667-0280

Received SEC
MAY 09 2011
Washington, DC 20549

Re: The J.M. Smucker Company
Incoming letter dated April 13, 2011

Dear Ms. Knudsen:

This is in response to your letter dated April 13, 2011 concerning the shareholder proposal submitted to Smucker's by Trillium Asset Management Corporation and Calvert Asset Management Company, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Jonas Kron
Senior Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 01222

cc: Rebecca Henson
Sustainability Analyst
Calvert Asset Management Company, Inc.
4550 Montgomery Ave., Ste 1000N
Bethesda, MD 20814

May 9, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The J.M. Smucker Company
Incoming letter dated April 13, 2011

The proposal requests that the board provide a report to shareholders describing how Smucker's will manage the social and environmental risks and opportunities connected to its coffee business and supply chain.

We are unable to concur in your view that Smucker's may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Smucker's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Smucker's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Smucker's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Smucker's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

William A. Hines
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


SMUCKER'S

Since 1897

April 13, 2011

VIA E-MAIL TO: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: The J. M. Smucker Company—Notice of Intent to Exclude from Proxy Materials the Shareholder Proposal of Trillium Asset Management Corporation and Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

The J. M. Smucker Company, an Ohio corporation (the "Company"), files this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") to be held on August 17, 2011. The Proposal was submitted jointly by Trillium Asset Management Corporation and Calvert Asset Management Company, Inc. (the "Proponents"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2011 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A.

The Company intends to begin printing the 2011 Proxy Materials on or about June 29, 2011, so that it may begin mailing the 2011 Proxy Materials no later than July 7, 2011. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Company is taking this opportunity to notify the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) of the Exchange Act.

Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (November 7, 2008), Question C, the Company has submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov.

THE J.M. SMUCKER COMPANY • STRAWBERRY LANE, ORRVILLE, OHIO 44667-0280
TELEPHONE (330) 682-3000 • FAX (330) 684-3370 • www.smuckers.com

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "Board"), within six months of the Company's 2011 Annual Meeting of Shareholders, provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) describing how the Company will manage the social and environmental risks and opportunities connected to the Company's coffee business and supply chain. The Proponents further recommended that the Board include in its report "a concise discussion of how it will address temperature changes, changes in rainfall patterns, and the Company's responsibility for its impact on the coffee farming families in its supply chain."

II. Grounds for Exclusion.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. The Proposal is excludable because it has been substantially implemented by the Company as contemplated by Rule 14a-8(i)(10); and

2. The Proposal is excludable pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because it contains materially false and misleading statements.

III. The Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) of the Exchange Act permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." According to the Commission, the "substantially implemented" exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Release No. 34-12598 (July 7, 1976). A company has "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 8, 1991). The proposal need not be implemented in full or precisely as presented to satisfy Rule 14a-8(i)(10); rather, the company's actions must have addressed the underlying concerns and essential objective of the proposal. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006)[1]; *Johnson & Johnson* (February 17, 2006)[2]; and *Exxon Mobil Corporation* (March 18, 2004) and *Xcel Energy, Inc.* (February 17, 2004).[3]

[1] Permitting exclusion of a proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report.

[2] Permitting exclusion of a proposal recommending verification of the employment legitimacy of employees where the company was already acting to address the concerns of the proposal.

[3] Each permitting exclusion of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports.

The Company believes that it may exclude the Proposal because the Company has already substantially implemented the Proponents' objective. Following a similar proposal from the Proponents in 2010 (which prior proposal the Proponents subsequently withdrew), the Company engaged in extensive discussions with the Proponents. As a result of those discussions, the Company is preparing for release this summer a sustainability report that will include the requested information about how the Company "will manage the social and environmental risks and opportunities connected to the Company's coffee business and supply chain." The Company's commitment to release its sustainability report (a commitment that the Proponents acknowledge in their March 9, 2011 cover letter) shows that this matter has already been favorably acted upon by management, and that the Company is addressing the essential elements of the Proposal.

While the exact release date of the Company's sustainability report is not yet available, publication during the summer of 2011 will most likely be at least six months in advance of the deadline proposed by the Proponents in their Proposal. As such, not only is the Proposal duplicative of matters that have already been favorably acted upon by management, but the Proposal is in fact less demanding than what the Company has already committed to do.

The Company believes that its commitment to publish a sustainability report during the summer of 2011 demonstrates that this matter has already been favorably acted upon by management. Even the Proponents in their cover letter admit that "it is clear to [them] that the Company is prepared to engage on these issues" and that the Company has demonstrated its "ability to report environmental information of importance to investors," thereby addressing the essential elements of the Proposal.

Accordingly, the Company believes that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10), as the Proposal has already been substantially implemented by the Company.

IV. The Proposal Contains Materially False and Misleading Statements.

The Company believes that the Proposal may be properly excluded from the 2011 Proxy Materials because the Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3) of the Exchange Act. Rule 14a-8(i)(3) provides that an issuer may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in Staff Legal Bulletin No. 14B (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading.

The Company believes that the Proposal contains false and misleading statements, because the Proposal fails to disclose that (i) the Company has already agreed to provide the report requested by the Proposal and (ii) the Proposal is being submitted by the Proponent as a tactic in its efforts to obtain pre-publication access to the Company's sustainability report.

The cover letter accompanying the Proponents' submission specifically acknowledges their awareness that the Company has made a "commitment to issue a sustainability report" which "the company will publish this summer." That letter also clearly demonstrates that the submission of the Proposal is motivated by the Proponents' desire to have access to that report in advance of its publication, and to cause the Company to enter into a non-disclosure agreement to allow them access to drafts of the report before its publication ("We think . . . a non-disclosure agreement . . . will allow us to have a more open conversation with the Company about the contents of the sustainability report . . .").

Notwithstanding these explicit statements in the cover letter, the Proposal itself does not acknowledge that the Company has already agreed to publish the requested sustainability report, nor does it disclose the fact that the Proposal was submitted in an effort to compel the Company to provide the Proponents with preferential access to the report's contents in advance of its publication.

The Company respectfully submits that information concerning both of these matters would be material to a shareholder's decision concerning how to vote on the Proposal, and the Proponents failure to disclose this information renders the Proposal misleading in its entirety, in violation of the requirements of Rule 14a-9 of the Commission's proxy rules. Accordingly, the Company has concluded that it may exclude the Proposal in reliance on Rule 14a-8(i)(3).

V. Conclusion.

The Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2011 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2011 Proxy Materials.

By copy of this letter, the Proponents are being notified of the Company's intention to omit the Proposal from the Company's 2011 Proxy Materials.

Please call the undersigned at 330-684-3527 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Very truly yours,
The J. M. Smucker Company



Jeannette L. Knudsen
Vice President, General Counsel and
Corporate Secretary

cc: Jonas Kron
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 01222

Rebecca Henson
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

Enclosure

EXHIBIT A.

Response to Climate Change Risks to
Coffee Business Supply Chain
The J.M. Smucker Company

Whereas:

Our company is one of the four largest coffee companies in the world. It provides industry leadership through its Folgers brand not only in consumer expectations, but also with regard to pricing.

The coffee business is critically important for our company by providing approximately 40% of our company's revenue. It is equally important to the well-being of 25 million coffee farm families worldwide.

Climate change may present a number of important risks and opportunities for our company and these communities, as it impacts temperature, rainfall patterns, and disease vectors in the world's coffee growing regions. According to the Intergovernmental Panel on Climate Change, physical risks from climate change may include changes and variability in precipitation and in the intensity and frequency of extreme weather events.

The director of research at Kenya's Coffee Research Foundation publicly stated, "We have seen climate change in intermittent rainfall patterns, extended drought and very high temperatures," He goes on to point out that "Coffee operates within a very narrow temperature range of 19-25 degrees (Celsius). When you start getting temperatures above that, it affects photosynthesis and in some cases, trees wilt and dry up."

Peter Baker, coffee expert at the nonprofit CABI Bioscience, publicly stated "I often call coffee a Goldilocks plant. It likes it not too hot, not too cold. It likes it not too wet, not too dry. It doesn't like too much sun, it doesn't like too much shade."

Our Company's competitors in the coffee business – Nestlé, Kraft Foods, and Sara Lee Corporation – are making public efforts to address coffee sustainability and to provide for a consistent and reliable supply chain of quality coffee. All three have made public commitments to sourcing coffee in a more sustainable fashion.

While the company's 2010 10-K identifies climate change as a risk factor, it does not provide any discussion of what the company will do to address those risks and the role of corporate responsibility in its coffee business. It also does not discuss the opportunities for the company to become a leader in environmentally and socially sustainable coffee farming.

Resolved: Shareholders request that within six months of the 2011 annual meeting, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) describing how the company will manage the social and environmental risks and opportunities connected to the company's coffee business and supply chain. We recommend the Board include in the report a concise discussion of how it will address temperature changes, changes in rainfall patterns, and the company's responsibility for its impact on the coffee farming families in its supply chain.

Jonas Kron
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 01222

Rebecca Henson
Calvert Asset Management Company, Inc.
4550 Montgomery Ave., Ste 1000N
Bethesda, MD 20814

March 9, 2011

Corporate Secretary
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667-0280

Dear Corporate Secretary,

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage about $900 million for institutional and individual clients.

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 49 mutual funds sponsored by Calvert Group, Ltd., including 22 funds that apply sustainability criteria. Calvert currently has over $14.7 billion in assets under management.

We are hereby authorized to notify you of our intention to file the enclosed shareholder resolution with the company on behalf of our Trillium client, and on behalf of the following Calvert Funds: Calvert Social Index Fund and Calvert VP S&P 500 Index Portfolio. We submit this shareholder proposal for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, we individually hold more than $2,000 of The J. M. Smucker Company common stock, acquired more than one year prior to today's date and held continuously for that time. We will remain invested in this position continuously through the date of the 2010 annual meeting. Verification of ownership from the custodian is available upon request. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are filing this proposal after many conversations with the company regarding its sustainability reporting. It is clear to us that the company is prepared to engage on these issues and we appreciate that the company made a number of very high-level representatives available to discuss our concerns. We are also very encouraged by the company's participation in the Carbon Disclosure Project and commitment to issue a sustainability report. These are important and meaningful steps that we strongly support, believe speaks very well of the company and which demonstrates the company's ability to report environmental information of importance to investors.

We understand that the company has concluded that any disclosure must occur through the sustainability report that the company will publish this summer. This approach, unfortunately, puts us in a very difficult position, which I am sure you will appreciate. Because the filing deadline for shareholder proposals is March 10, 2011, if upon reading the report, we concluded that the report is inadequate we are left without any opportunity to meaningfully engage our fellow shareholders about our concerns until the summer of 2012 - 18 months from now.

We think there is a reasonable solution to this issue, which is a non-disclosure agreement that would assure the confidentiality of our communication. This will allow us to have a more open conversation with the company about the contents of the sustainability report, its work on coffee and climate change, and palm oil sourcing. The Securities and Exchange Commission (SEC) has specifically given its blessing to this approach http://www.sec.gov/divisions/corpfin/guidance/regfd-interp.htm and we would urge the company to consider this suggestion. We are filing this proposal because the SEC rules and the calendar compel us to do so. But please know that we do so with regret and in the hope that we can establish a method of communication that is productive and meaningful.

We would like to stress that it is our sincere hope that we will be able to withdraw this proposal after a successful dialogue and to convey that we are simply filing this proposal in order to preserve our rights under Rule 14a-8.

We will be in contact very soon to establish a work plan and timeline for addressing our concerns.

Please direct any communications to Jonas Kron at (503) 592-0864, or via email at jkron@trilliuminvest.com and Rebecca Henson at (301) 961-4792, or via email at rebecca.henson@calvert.com.

Sincerely,



Jonas Kron
Senior Social Research Analyst



Rebecca Henson
Sustainability Analyst